EXHIBIT (A)(12)


                                  [HILTON LOGO]
                            HILTON HOTELS CORPORATION

         CORPORATE NEWS

                             CONTACT:  MARC GROSSMAN
                                       SR. VICE PRESIDENT -
                                       CORPORATE AFFAIRS
                                       310-205-4030

                                       KATHY SHEPARD
                                       CORPORATE COMMUNICATIONS
                                       310-205-7676

                                       JOELE FRANK
                                       ABERNATHY MACGREGOR
                                       212-371-5999


                 HILTON ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO
                WAITING PERIOD; EXTENDS TENDER OFFER FOR ITT STOCK


                   Beverly Hills, California, February 28, 1997 -- Hilton Hotels Corporation (NYSE:HLT) said today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired at midnight last night, February 27. This satisfies one condition of Hilton's cash tender offer for shares of ITT Corporation (NYSE:ITT), and represents another steps toward the completion of a Hilton-ITT combination.

                   Hilton also today extended its cash tender offer for
         50.1 percent of the shares of ITT at $55 per share. The offer, which originally had an expiration date of February 28, is now scheduled to expire at 12 midnight, New York City time, on Friday, March 28, 1997, unless again extended. To date, approximately 710,000 ITT shares have been tendered.

                   Hilton's offer of $55 per share represents a premium of 29 percent over the closing price for ITT's stock on January 27, the day Hilton announced its bid to acquire ITT. Following completion of the tender offer, Hilton intends to consummate a merger in which all remaining ITT shares would be exchanged for Hilton stock at $55 per ITT share, subject to appropriate collar provisions. ITT has approximately 122.7 million shares on a fully diluted basis, giving the transaction a total net equity value of approximately $6.5 billion.

                   The complete terms and conditions of the tender offer are set forth in the offering documents filed January 31 with the Securities and Exchange Commission. Donaldson, Lufkin & Jenrette Securities Corporation is acting as Dealer Manager for the offer and MacKenzie Partners, Inc., is acting as Information Agent.

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